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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                              Strategic Diagnostics Inc.
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                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
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                            (Title of Class of Securities)


                                      862700101
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                                    (CUSIP Number)


               Morton Collins,  DSV Partners IV, 221 Nassau Street,
                         Princeton, NJ  08542  (609)924-6420

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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                  December 30, 1996

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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D



CUSIP NO. 862700101                          PAGE   2


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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DSV Partners IV

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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /

                                                                (b)  / /
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*  OO

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   / /
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
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               7  SOLE VOTING POWER
  NUMBER OF       1,297,177
   SHARES     --------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER
   OWNED BY
    EACH          N/A
  REPORTING   --------------------------------------------------------------
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH
                  1,297,177
              --------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   N/A
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,297,177
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
      EXCLUDES CERTAIN SHARES*

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.1%
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14    TYPE OF REPORTING PERSON*
      PN
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                         SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                SCHEDULE 13D STATEMENT

ITEM 1.       SECURITY AND ISSUER.

              This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock") of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 128 Sandy Drive, Newark, Delaware 19713.

ITEM 2.       IDENTITY AND BACKGROUND.

              DSV Partners IV is a New Jersey limited partnership. Its office is located at 221 Nassau Street, Princeton, New Jersey 08542. DSV Partners IV invests in technology based companies. The sole general partner of DSV Partners IV is DSV Management Ltd. which is a New Jersey limited partnership located at 221 Nassau Street, Princeton, New Jersey 08542. Set forth below is the name and address of each General Partner of DSV Management Ltd.:

                        James R. Bergman
                        DSV Partners IV
                        1920 Main Street
                        Suite 820
                        Irvine, CA 92614

                        Morton Collins
                        DSV Partners IV
                        221 Nassau Street
                        Princeton, NJ 08542

                        John Park
                        DSV Partners IV
                        221 Nassau Street
                        Princeton, NJ 08542

                        John K. Clarke
                        DSV Partners IV
                        221 Nassau Street
                        Princeton, NJ 08542



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              None of DSV Partners IV, DSV Management Ltd. or any General
              Partner of DSV Management Ltd. has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years, or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              DSV Partners IV was the beneficial owner of 1,463,980 shares of Series A Convertible Preferred Stock of Strategic Diagnostics Inc. ("SDI") and 275,000 immediately exercisable warrants to purchase shares of Common Stock of SDI. On December 30, 1996, SDI merged with and into EnSys Environmental Products, Inc. ("EnSys"). The surviving corporation, EnSys, was subsequently renamed Strategic Diagnostics Inc. Each share of SDI common and preferred stock was converted into .7392048 shares of the Issuer. Each warrant to purchase SDI common stock was converted into .7818026 warrants to purchase shares of the Issuer's common stock. Each share of Series A Convertible Preferred Stock of the Issuer is currently convertible into one share of Common Stock of the Issuer. Accordingly, through its ownership of Series A Convertible Preferred Stock, DSV Partners IV beneficially owns 1,082,181 shares of Common Stock. Moreover, through its ownership of warrants to purchase Common Stock, DSV Partners IV beneficially owns an additional 214,996 shares of Common Stock, for an aggregate of 1,297,177 shares beneficially owned.

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ITEM 4.       PURPOSE OF TRANSACTION.

              DSV Partners IV acquired the shares of the Issuer for investment purposes. DSV Partners IV will monitor market conditions and pursue sales from time to time although there can be no assurance of the total number of shares to be sold. DSV Partners IV may from time to time acquire additional securities (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which it now owns or hereafter may acquire (through one or more market or private transactions or distributions to partners in accordance with the partnership agreement). Except as set forth above, DSV Partners IV does not have any present plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              DSV Partners IV beneficially owns: (i) 1,082,181 shares of Common Stock through its ownership of Series A Convertible Preferred Stock and (ii) 214,996 shares of Common Stock through its ownership of warrants to purchase Common Stock, for an aggregate of 1,297,177 shares of Common Stock beneficially owned, which equals 9.1% of the outstanding shares of Common Stock of the Issuer.


ITEM 5(B).    Number of shares as to which DSV Partners IV has:

              sole power to vote or to direct the vote: 1,297,177

              shared power to vote or to direct the vote: None

              sole power to dispose or to direct the disposition:
              1,297,177

              shared power to dispose or to direct the disposition: None



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ITEM 5(C).    None of DSV Partners IV, DSV Management Ltd. or any General
              Partner of DSV Management Ltd. has been a party to any transaction in the Common Stock during the sixty day period ending on the date of this Statement on Schedule 13D, other than the transactions described herein.

ITEM 5(D).    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              DSV Partners IV has signed a "lock-up" agreement with the Issuer, pursuant to which DSV has agreed not to sell or transfer its shares of the Issuer's Common or Preferred Stock for a period of six months from the date of the merger between SDI and the Issuer. DSV Partners IV has also entered into a Registration Rights Agreement with the Issuer, dated December 30, 1996, which provides for (i) certain demand registration rights and (ii) the right to require the Issuer to include Common Stock owned by DSV Partners IV in any other registration of Issuer's Common Stock.

              The terms of the Series A Convertible Preferred Stock are set forth in the Fourth Amended and Restated Certificate of Incorporation of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1 -    Letter Agreement dated December 30, 1996 between
                             Issuer and DSV.

              Exhibit 2 -    Registration Rights Agreement dated December 30,
                             1996 between Issuer and certain holders of Issuer's Common Stock.

              Exhibit 3 -    Warrants W-12/30/96 - A through G, issued by EnSys
                             in favor of DSV.

              Exhibit 4 -    Fourth Amended and Restated Certificate of
                             Incorporation of the Issuer.




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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  DSV PARTNERS IV


Dated: January 8, 1997            By: DSV MANAGEMENT LTD.
                                      its General Partner

                                  By: Morton Collins
                                      a General Partner

                                      /s/ Morton Collins
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